Mail Stop 4561

April 14, 2008

Tod Nielson, President and CEO
Borland Software Corporation
8303 N. MoPac Expressway, Suite A-300
Austin, TX 78759

       Re: Borland Software Corporation
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed April 11, 2008
             File No. 001-10824

Dear Mr. Nielson:

       We have completed our review of your revised filing and have no further comments at this time.

                       Sincerely,

                       David L. Orlic
                       Special Counsel

cc: <u>Via Facsimile (408) 517-2869</u>
        Gregory J. Wrenn, General Counsel
        Borland Software Corporation